Exhibit 23.2
Consent of Independent Auditors

The Board of Directors
Darling Ingredients Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-125875, 333-181786, 333-99866, 333-99868, and 333-217802) on Form S-8 of Darling Ingredients Inc. of our report dated February 7, 2020, with respect to the consolidated balance sheets of Diamond Green Diesel Holdings LLC and subsidiary as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, members' equity, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements, which report appears in the December 28, 2019 annual report on Form 10-K of Darling Ingredients Inc.

/s/ KPMG LLP

San Antonio, Texas
February 25, 2020